SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C 20549

________________

FORM 11-K

ANNUAL REPORT

________________

(X) ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from ________ to__________

COMMISSION FILE NUMBER 333-130283

A.	Full title of the plan: CIBC World Markets Incentive Savings Plan for United States Employees
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

CIBC World Markets Incentive Savings Plan for United States Employees

December 31, 2005 and 2004

with Report of Independent Registered Public Accounting Firm

CIBC World Markets Incentive Savings Plan for United States Employees

Financial Statements

and Supplemental Schedule

Years ended December 31, 2005 and 2004

Assets Acquired and Disposed Within the Plan Year, Reportable Transactions, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2005 and 2004 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

of the CIBC World Markets Incentive Savings Plan for United States Employees

We have audited the accompanying statements of net assets available for benefits of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but do not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 16, 2006

CIBC World Markets Incentive Savings Plan for United States Employees

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments at fair value:
Registered investment companies	$198,296,898	$202,519,984
CIBC stock fund	15,574,371	13,640,675
Loans to participants	2,455,779	2,510,199
Total investments Employer and participant contributions receivable	216,327,048	218,670,858
	884,796	467,315

Net assets available for benefits	$217,211,844	$219,138,173

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions
Net realized and unrealized appreciation in fair value of investments	$ 6,669,159
Interest and dividends	6,927,307
Employer contributions	4,201,476
Participant contributions	13,780,020
Total additions	31,577,962

Deductions
Benefits paid to participants	33,473,602
Other	30,689
Total deductions	33,504,291

Decrease in net assets available for benefits	(1,926,329)

Net assets available for benefits:
Beginning of year	219,138,173
End of year	$ 217,211,844

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. The U.S. Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Participation

An Eligible Employee as defined by the Plan is eligible to participate in the Plan on the later of attainment of age 18 or his/her date of hire.

Contributions

A plan participant may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan. The discretionary bonus contribution amount determined by CIBC for the plan year ended December 31, 2005 was $1,302,820.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct their account balances into various investment options offered by the Plan.

Vesting

Participants employed by CIBC prior to January 2, 1998, who were still employed on January 1, 1999, are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions. At December 31, 2005, participant forfeitures of $497,542 were available to reduce CIBC contributions to the Plan. These forfeitures along with an additional $220,098 subsequently forfeited by participants were utilized to fully offset CIBC’s December 31, 2005 discretionary bonus contribution, which was approved in June 2006. Accordingly, the Statement of Net Assets Available for Benefits includes a net receivable of $585,180, which represents the remaining discretionary bonus contribution due after deducting total available forfeitures.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax or rollover account. Prior to attaining age 59-1/2 employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. For distributions up to and including March 27, 2005, if the account balance was less than or equal to $5,000, the value of the distribution was paid as a lump sum. If the account balance was greater than $5,000, the participant (or his/her beneficiary) had the option to either receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary). For distributions after March 27, 2005, lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

2. Plan Merger

Effective April 29, 2004, the Plan merged with the 401(k) Capital Accumulation Plan (“Cap Plan”). Participants of the Cap Plan were also eligible to participate in the Plan. The merger had no effect on a participant’s overall account balance or their ability to contribute to the Plan. The Cap Plan’s total assets at fair value of $43,840,470 were transferred to the Plan effective April 29, 2004.

3. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s investment in the CIBC Stock Fund is valued at the year-end unit closing price. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

4. Investments

The following is a summary of the information regarding the Plan, included in the Plan’s financial statements and supplemental schedule:

	December 31
	2005	2004
Investments representing 5% or more of net assets Available for benefits:
American Funds EuroPacific Growth Fund*	$ 11,511,478	$ **
CIBC Stock Fund*	15,574,371	13,640,675
Davis New York Venture Fund Inc*	16,498,149	16,498,057
Lord Abbett Affiliated Fund*	24,233,478	27,140,028
PIMCO Funds: Total Returns Fund*	11,608,441	11,442,053
Vanguard 500 Index Fund Investor Shares*	46,077,719	45,950,060
Vanguard Prime Money Market Fund*	23,892,477	26,594,301
Vanguard Small-Cap Index Fund*	16,021,409	16,147,825
Vanguard US Growth Fund*	13,072,722	13,409,708
Subtotal	178,490,244	170,822,707

Investments representing less than 5% of net assets Available for benefits:
Alliance Premier Growth Fund*	1,667,513	1,168,399
Alliance Technology Fund*	1,093,221	1,188,856
American Funds EuroPacific Growth Fund*	**	9,583,314
Franklin Strategic Series: Small Cap Growth Fund*	2,603,389	2,637,653
Morgan Stanley Institutional Fund*	1,939,524	1,834,617
Columbia International Value Fund*	4,099,732	4,025,414
Oak Associates Fund: White Oak Growth Stock Fund*	1,794,346	2,840,353
Seligman Communications and Information Fund*	1,234,957	1,575,553
Vanguard Balanced Index Fund*	10,069,210	10,202,273
Vanguard High Yield Corporate Fund*	4,904,365	5,228,120
Vanguard Long-Term Treasury Fund*	5,974,768	5,053,400
Loans to participants*	2,455,779	2,510,199
Subtotal	37,836,804	47,848,151

Total investments	$216,327,048	$ 218,670,858

* Permitted party-in-interest

**Investment represented less than 5% of Plan net assets as of December 31, 2004 but greater than 5%of Plan net assets as of December 31, 2005

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

4. Investments (continued)

During the year ended December 31, 2005, gains and losses on investments sold as well as appreciation in the value of Plan assets held at year end was $6,669,159 and is broken down as follows:

2005

Registered investment companies	$5,330,025
CIBC Stock Fund	1,339,134
Net realized and unrealized appreciation in fair value of investments	$6,669,159

During the year ended December 31, 2005, interest and dividend income earned on Plan assets were as follows:

2005

Registered investment companies	$ 6,393,662
CIBC Stock Fund	429,948
Loans to participants	103,697
Total interest and dividend income	$ 6,927,307

5. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

5. Related-Party Transactions (continued)

The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Internal Revenue Code and ERISA’s rules on prohibited transactions.

6. Plan Termination

Although it has not expressed any intention to do so, CIBC has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. Upon termination, the participant’s accounts shall become fully vested and be distributed in accordance with the provisions of the Plan.

CIBC is currently assessing whether the reduction in the number of Plan participants in recent years has resulted in a partial plan termination. If a partial plan termination is deemed to have occurred, participants whose benefits were previously forfeited upon their termination will be entitled to receive those benefits plus estimated earnings thereon. CIBC currently estimates that the maximum amount of forfeited benefits and earnings thereon that would be owed to participants effected by a deemed partial plan termination is approximately $1,400,000.

7. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

EIN: #13-1942440

Plan: #006

CIBC World Markets Incentive Savings Plan for United States Employees

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Shares, or Rate of Interest	Current Value

Registered Investment Companies:
Alliance Premier Growth Fund*	80,092 shares	$ 1,667,513
Alliance Technology Fund*	18,269 shares	1,093,221
American Funds EuroPacific Growth Fund*	280,085 shares	11,511,478
Davis New York Venture Fund Inc.*	489,559 shares	16,498,149
Franklin Strategic Series: Small Cap Growth Fund*	69,019 shares	2,603,389
Lord Abbett Affiliated Fund*	1,724,803 shares	24,233,478
Morgan Stanley Institutional Fund*	83,528 shares	1,939,524
Columbia International Value Fund*	181,726 shares	4,099,732
Oak Associates Fund: White Oak Growth Stock*	55,552 shares	1,794,346
PIMCO Funds: Total Returns Fund*	1,105,566 shares	11,608,441
Seligman Communications and Information Fund*	45,253 shares	1,234,957
Vanguard 500 Index Fund Investor Shares*	400,955 shares	46,077,719
Vanguard Balanced Index Fund*	508,289 shares	10,069,210
Vanguard High Yield Corporate Fund*	794,873 shares	4,904,365
Vanguard Long-Term Treasury Fund*	517,296 shares	5,974,768
Vanguard Prime Money Market Fund*	23,892,477 shares	23,892,477
Vanguard Small-Cap Index Fund*	561,760 shares	16,021,409
Vanguard U.S. Growth Fund*	728,285 shares	13,072,722
Total registered investment companies		198,296,898

CIBC Stock Fund*	593,988 shares	15,574,371
Loans to participants*	2.75% - 10%	2,455,779
Total investments		$ 216,327,048

*Permitted party-in-interest

Note: Cost information is not required for participant directed investments, and therefore is not included.